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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                NOVEMBER 13, 2006

                        COMMISSION FILE NUMBER: 000-30134

                                 CDC CORPORATION
             (Exact name of Registrant as specified in its Charter)

                                  Cayman Island
                (Jurisdciation of incorporation or orgznization)

                              33/F, CITICORP CENTRE
                                18 WHITFIELD ROAD
                             CAUSEWAY BAY, HONG KONG
              (Address of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[ ] Yes [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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Other Events

The Company announced that it has entered into a definitive agreement to sell $168 million of 3.75% senior exchangeable convertible notes due 2011 to a total of 12 institutional accredited investors in a private placement exempt from registration under the Securities Act of 1933.

EXHIBIT     DESCRIPTION
-------     -----------
1.1         Press release dated November 13, 2006
            CDC Corporation Announces Private Offering of $168 Million of Senior
            Exchangeable Convertible Notes due 2011

1.2         Note  Purchase Agreement

1.3         Registration Rights Agreement

1.4         Senior Exchangeable Convertible Note

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

CDC Corportion

By:    /s/ John Clough
    --------------------------------
Name:  John Clough
Title: Director

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EXHIBIT INDEX

EXHIBIT       DESCRIPTION
-------       -----------
1.1           Press release dated November 13, 2006 CDC Corporation
              Announces Private Offering of $168 Million of Senior
              Exchangeable Convertible Notes due 2011

1.2           Note Purchase Agreement

1.3           Registration Rights Agreement

1.4           Senior Exchangeable Convertible Note